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Love of Honey

Food

Goochland, VA
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Early Investor Bonus: The investment multiple is increased to 1.5× for the next $50,000 invested.
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THE PITCH
Love of Honey is seeking investment to expand space for larger production and farm area.
Generating RevenueFirst Location
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INVESTOR PERKS

Love of Honey is offering perks to investors. You earn perks based on your total investment amount in this business.

Early Perk Invest $1,000 or more to qualify. 10 of 10 remaining

1 pound of chocolate covered honey every other month for a year.

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Imagine you live in a society that works together to create something amazing. It's one that communicates clearly and efficiently, that plays to its strengths and knows when to step things up to grow bigger and better, and whose every action benefits other living things. What if your society was in danger? What if outside forces were chipping away at your little community faster than you could adapt to resist?

No, I'm not asking you to imagine a human Utopia under siege--I'm asking you to put yourself in the position of the humble, hardworking honeybee.

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MY STORY

My name is George and I began keeping bees in the late 1990's when a honey shortage impacted the homebrew operations of mine. We started with a few hives to see if we could have some luck in producing our own, and that was apparently a fork in the road of my life. I learned all I could about bees and how to keep them healthy and protected. With our small-scale honey production in full swing thanks to those happy and healthy hives, we decided to think like bees and take a step up in 2015 to grow bigger and better.

I was officially hooked on honey. You could say I've spent a lot of time with bees since then. They're fascinating and tireless little creatures who are driven to fulfill their life's purpose.
Unlike dogs, bees aren't happy to see you at the end of the day--they're usually too busy with their tasks to even pay you much attention. Still, working with them so closely for so long almost makes you feel like part of their hives. I might have even picked up a few of their habits over the years.

Day in and day out, we work to ensure that the bees have access to abundant food sources, water, sturdy frame boxes in safe areas, and everything else they need for good health and survival. Just like bees are determined to protect their hives from larger dangers, we work to protect them from the tiny or even invisible ones they may not be aware of like chemical threats and mites.

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OUR OFFERINGS- NEW PRODUCTS MADE WITH AMERICAN HONEY

We are the first to make chocolate covered honey. Pure honey coated in milk and dark chocolate, with fillings like sun dried cherries, bourbon soaked pecans, honey caramel, spicy honey, honey roasted peanuts, and more. Examples of what we offer:

Chocolate Covered Honey with roasted pecans
Honey Caramel
Variety of pure honey all from American Beekeepers.
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INTENDED USE OF FUNDS

This campaign is essential in raising the seed funds we need to purchase a commercial size chocolate tempering machine, cover the costs of branding and packaging design, and to expand the number of beehives. Your support will allow us to expand without having to dip into emergency funds set aside to protect the bees from weather anomalies, predator damage, and mite and illness prevention. We're not just asking for your help--we also want you to be a part of something great. The benefits really do span the full feel-good spectrum!You'll get to:

Boost the bee population.
Nurture a growing small business.
Celebrate a natural resource.
Stimulate local agriculture.
* Create something amazing.
Treat yourself to a pairing of two of the most delicious things on the planet.
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2020
Opened

Moved our bees to Virginia.

MAY 2020
Capital Raise

Had $20,000 Kickstarter for Chocolate Covered Honey Launch

JUNE 2020
Incorporated
NOV 2020
Capital Raise

$7000 Kickstarter for launch of new Spicy Honey

JAN - MARCH 2021
Capital Raise

Raised $10,000 on Kickstarter for growth with two separate Kickstarters

JULY 2021
Capital Raise

Launched our honey nut butter products on Kickstarter. Raised $8,000

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THE TEAM
George Hatchell
President

Beekeeper for over 20 years. Commercial beekeeper for last four. Marketing and sales before that. Creator of delicious unique honey products.

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Data Room
Intended Use of Funds
Target Raise
Maximum Raise
Equipment and farm, kitchen equipment, and farm equipment. $47,000
Mainvest Compensation $3,000
Total $50,000
Financial Forecasts
Year 1 Year 2 Year 3 Year 4 Year 5
Gross Sales $750,000 $825,000 $1,200,000 $1,600,000 $1,920,000
Cost of Goods Sold $125,000 $137,500 $200,000 $266,666 $319,999
Gross Profit $625,000 $687,500 $1,000,000 $1,333,334 $1,600,001

EXPENSES

Rent $0 $0 $0 $0 $0
Utilities $3,000 $3,075 $3,151 $3,229 $3,309
Salaries $30,000 $33,000 $48,000 $64,000 $76,800
Insurance $564 $578 $592 $606 $621
Repairs & Maintenance $1,200 $1,230 $1,260 $1,291 $1,323
Legal & Professional Fees $600 $615 $630 $645 $661
Operating Profit $589,636 $649,002 $946,367 $1,263,563 $1,517,287
This information is provided by Love of Honey. Mainvest never predicts or projects performance, and has not reviewed or audited this financial forecast. Please see below for additional risk disclosures.
Documents
Investor Agreement
2020 Balance Sheet
2020 Income Statement
Love of Honey EIN.pdf
LoveofHoneyPitchDeck.pdf
Investment Round Status
Target Raise $50,000
Maximum Raise $200,000
Amount Invested $0
Investors 0
Investment Round Ends October 9, 2020
Summary of Terms
Legal Business Name Love of Honey LLC
Investment Structure Revenue Sharing Note
Early Investor Bonus
Investment multiple for the first $50,000 invested
1.5×
Investment Multiple 1.3×
Business's Revenue Share 5%-20%
Minimum Investment Amount $100
Repayment Schedule Quarterly
Securitization None
Maturity Date July 1, 2025
Financial Condition
Historical milestones

Love of Honey LLC has been operating since June, 2020 and has since achieved the following milestones:

Opened location in Fredericksburg, VA

Achieved revenue of $45,000 in 2020 (June – December), which then grew to $20,000 in 2021 (January – June).

Had Cost of Goods Sold (COGS) of #12,000, which represented gross profit margin of 73% in 2020.

Achieved profit of $5,000 in 2020 even with all the equipment purchases.

Historical financial performance is not necessarily predictive of future performance.

Risk Factors

My business if already going with bees, a successful kickstarter, and a web site generating monthly subscriptions. A risk would be we can't fulfill orders because of some unknown act of God. Since we are successful during a pandemic, I think the risk is low.

Real Estate Risk

Love of Honey LLC is still in the process of securing a location to purchase, which will be necessary to conduct operations. To the extent Love of Honey LLC is unable to find and secure a location that is adequate, investors may lose some or all of their investment.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Note is not like that at all. The ability of Love of Honey to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

Limited Services

Love of Honey operates with a very limited scope, offering only particular services to potential clients, making them vulnerable to changes in customer preferences.

Financial Forecasts Risks

The financial forecasts provided by us herein are reasonable forecasts by us based upon assumption of stable economic conditions and other various assumptions regarding operations. The validity and accuracy of these assumptions will depend in large part on future events over which Love of Honey and the key persons will have no control. Changes in assumptions or their underlying facts could significantly affect the forecasts. To the extent that the assumed events do not occur, the outcome may vary significantly from the projected outcomes. Consequently, there can be no assurance that the actual operating results will correspond to the forecasts provided herein. Additionally, Love of Honey is a newly established entity and therefore has no operating history from which forecasts could be projected with.

Inability to Sell Your Investment

The law prohibits you from selling your securities (except in certain very limited circumstances) for 12 months after you acquire them. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your investment for its full term.

Uninsured Losses

Although Love of Honey will carry some insurance, Love of Honey may not carry enough insurance to protect against all risks to the business. Additionally, there are some kinds of risks that are very difficult or impossible to insure against, at least at a reasonable cost. Therefore, Love of Honey could incur an uninsured loss that could damage its business.

Future Investors Might Have Superior Rights

If Love of Honey needs more capital in the future and takes on additional debt or other sources of financing, the new investors might have rights superior to yours. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

You Have a Limited Upside

Notes include a maximum amount you can receive. You cannot receive more than that even if Love of Honey is significantly more successful than your initial expectations.

You Do Have a Downside

Conversely, if Love of Honey fails to generate enough revenue, you could lose some or all of your money.

Subordination

The Notes shall be subordinated to all indebtedness of Love of Honey to banks, commercial finance lenders, leasing and equipment financing institutions, and/or other institutions regularly engaged in the business of lending money.

Lack of Guaranty

The Notes are not personally guaranteed by any of the founders or any other person.

The Notes Are Unsecured and Uninsured

The Notes are not secured by any collateral, nor are they guaranteed or insured by the FDIC or any other entity.

COVID-19 Impact

The ongoing COVID-19 pandemic may impact the Company's ability to generate revenue and/or continue operations. If operations are ceased due to COVID-19 restrictions, the Company can not guarantee that it will resume operations in the future.

This information is provided by Love of Honey. Mainvest never predicts or projects performance, and has not reviewed or audited this information. For additional information, review the official Form C filing with the Securities and Exchange Commission on the EDGAR website. This is a preview. It will become public when you start accepting investment.
Investor Discussion
Love of Honey isn't accepting investments right now, but is trying to get a sense of how they should structure their offering. You will not need to provide any money, and we won't be accepting money or selling securities, until all of its forms with the SEC and you have no obligation to ultimately invest. All investments will must be done through Mainvest.com. Once the offering goes live, you'll be able to invest if you so choose.
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